Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX REPORTS FOURTH-QUARTER

AND FULL-YEAR 2012 RESULTS

MONTERREY, MEXICO, FEBRUARY 7, 2013 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that for the full year 2012, operating EBITDA increased by 10% to US$2.6 billion, with net sales reaching US$15.0 billion a decline of 2% on a year-over-year basis. During the fourth quarter, operating EBITDA increased by 13% to US$611 million while net sales were stable at US$3.7 billion.

CEMEX’s Consolidated Fourth-Quarter and Full-Year 2012 Financial and Operational Highlights

•	The infrastructure and residential sectors were the main drivers of demand in most of our markets.

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Operating earnings before other expenses, net, in the fourth quarter increased by 26%, to US$285 million, from the comparable period in 2011 and increased by 35%, to US$1.3 billion, for the full-year 2012.

•	Operating EBITDA increased during the fourth quarter by 13% and increased 10% for the full-year 2012.

•	Operating EBITDA margin grew by 1.9 and 2.0 percentage points during the quarter and the full year 2012, respectively, on a year-over-year basis.

•	Free cash flow after maintenance capital expenditures for the quarter was US$228 million, down 40% compared with US$379 million in the same quarter of 2011.

Fernando A. González, Executive Vice President of Finance and Administration, said: “2012 was a year of recovery for CEMEX. During the year, we achieved the highest EBITDA generation and operating EBITDA margin since 2009 and the fourth quarter was the sixth consecutive quarter with a year-over-year EBITDA increase. We are particularly pleased with the quarterly performance of our operations in the United States, and the South, Central America and Caribbean and Asia regions. In the case of the U.S., we were EBITDA-profitable again for the first time since 2009. In addition, we had record-high cement volumes in Colombia, Panama, Nicaragua and the Philippines.

Throughout 2012, we took decisive steps to improve our debt maturity profile and strengthen our capital structure. We have now addressed all our required amortizations under the new Facilities Agreement until February 2017. Today, we are not only in a better shape financially, but we are also much more agile and flexible operationally.”

Consolidated Corporate Results

During the fourth quarter of 2012, controlling interest net income was a loss of US$489 million, versus a loss of US$761 million in the fourth quarter of 2011.

Total debt plus perpetual notes decreased US$1.0 billion during the quarter.

Geographical Markets Fourth Quarter 2012 Highlights

Net sales in our operations in Mexico increased 2% in the fourth quarter of 2012 to US$832 million, compared with US$818 million in the fourth quarter of 2011. Operating EBITDA decreased 4% to US$297 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$756 million in the fourth quarter of 2012, up 11% from the same period in 2011. Operating EBITDA was US$13 million in the quarter.

In Northern Europe, net sales decreased 8% to US$1.0 billion, compared with US$1.1 billion in the fourth quarter of 2011. Operating EBITDA reached US$80 million for the quarter, 2% lower than the same period last year.

Fourth-quarter net sales in the Mediterranean region were US$354 million, 8% lower versus those in the comparable period in 2011. Operating EBITDA decreased 12% to US$82 million for the quarter versus the same period in 2011.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$520 million during the fourth quarter of 2012, representing an increase of 16% over the same period of 2011. Operating EBITDA increased 37% to US$159 million from US$116 million in the fourth quarter of 2011.

In Asia, our net sales increased 12%, reaching US$139 million, versus the fourth quarter of 2011, while operating EBITDA reached US$28 million, up 55% versus the same period in the previous year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, the ability of CEMEX to comply with its debt agreements, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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